United States securities and exchange commission logo





                             November 9, 2023

       Lavell Juan Malloy, II
       Chief Executive Officer
       Brag House Holdings, Inc.
       25 Pompton Avenue, Suite 101
       Verona, NJ 07044

                                                        Re: Brag House
Holdings, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
12, 2023
                                                            CIK No. 0001903595

       Dear Lavell Juan Malloy:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to these comments by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 12, 2023

       Cover Page

   1. We note that you have removed the footnote on the prospectus cover page describing additional compensation
payable to the underwriter, but disclosure on page 86 indicates that you will pay the
underwriters' representative a non-accountable expense allowance equal to 1.0% of the
gross proceeds of the offering. Please revise the prospectus cover page to disclose this
non-accountable expense allowance and cross-reference the full discussion of
underwriters' compensation in the "Underwriting" section.
   2. Please clarify whether you intend to use the extended transition period for complying with any new or revised
financial accounting standards provided pursuant to Section 7(a)(2)(B)
                                                        of the Securities Act.
On pages 6 and 32, you state that you will    take advantage of the
 Lavell Juan Malloy, II
FirstName
Brag HouseLastNameLavell
            Holdings, Inc. Juan Malloy, II
Comapany 9,
November   NameBrag
              2023     House Holdings, Inc.
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         benefits of this extended transition period,    but you have checked
the box on the
         prospectus cover page indicating that you have elected not to use such transition period.
Prospectus Summary, page 1

3. Where you discuss your diversified revenue channels, ensure that you clarify that your primary source of revenues to date has been from tournaments, if true, and clarify that the other revenue sources you discuss here have not yet generated meaningful revenues.
Risk Factors
Risks Relating to This Offering and Ownership of Our Common Stock, page 27

4. Please add a risk factor or revise an existing risk factor in this section to address in detail the dilution that will occur upon consummation of the offering due to the automatic conversion of your Series A convertible preferred stock and Original Issue Discount
         Convertible Promissory Notes into shares of common stock. Capitalization, page 39

5. Please revise the total capitalization amount so that it sums accurately.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

6. We note your response to prior comment 1 and revised disclosure regarding revenue generating activities. In Note 8 to the consolidated financial statements, you discuss
         revenue earned from a    Twitch Affiliate Program,    and on page 44,
you attribute revenue
         for the years ended December 31, 2022 and 2021 to tournament revenue
and    live-
         streaming services.    Please supplement your discussion of revenues
in this section to
         clarify which business activities constitute    live-streaming
services    and how these
         revenues are distinguishable from tournament revenue. Address, if appropriate, the Twitch
         Affiliate Program. Please refer to Item 303(b) of Regulation S-K. Business
Our B2B Strategy, page 57

7. Revise to provide the basis for your statement that you "anticipate that as [you] continue to grow [y]our user base during 2023 to 2025 and beyond, [y]our subscriptions, merchandise, and in-app purchases will weigh for approximately 50-55% of [y]our revenue."
Our B2C Strategy, page 57

8. Please revise this disclosure to reflect the present state of your business-to-consumer activities and the percentage of revenue being derived from these activities versus your business-to-business activities. For example, on page 59 you state
that       one of our
 Lavell Juan Malloy, II
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Brag HouseLastNameLavell
            Holdings, Inc. Juan Malloy, II
Comapany 9,
November   NameBrag
              2023     House Holdings, Inc.
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         central revenue drivers is our auto-renewable subscription model, but on page 2 you
         indicate that paid subscriptions will not be offered until 2024. In revising, please clarify whether the digital products within your platform, such as Brag Bucks, are currently functional and capable of generating revenue and whether the $300,000 in revenue
         referenced under    Tournament Fees    on page 61 is properly
categorized as business-to-
         business or business-to-consumer revenue. Please make conforming revisions as needed in the "Prospectus Summary" section.
9. Revise to provide your membership data so that it presents a year-to-year and/or period-
         to-period comparison, such as the number of your Bragger members. Also, revise to clarify how the number of video views translates into future revenues, if at all, or explain its usefulness.
Key Performance Indicators, page 61

10. We note your response to prior comment 7 and your added definition of "engagement."
         Please revise this disclosure to clarify how your "engagement" metric translates into the
         "engagement rate" key performance indicator that is presented and quantified.
Partnerships, page 62

11. You state here and on page 45 that Brag House is currently negotiating terms for tournaments and promotional events with Fortune 1000 companies such as DoorDash and
         T-Mobile. Please revise your disclosure to clarify whether you have entered into definitive agreements with any such entities.
12.      We note your response to prior comment 8 and the addition of the
Moroch Agency
         Supplier Agreement and Amazon Web Services Customer Agreement to the
exhibit index.
         Please also file as exhibits to the registration statement the other agreements discussed in
         this section, including the contracts with Coca-Cola and McDonald   s
and the partnership
         agreements with the Fort Worth Sports Commission and the Denver Broncos. Refer to
         Item 601(b)(10)(ii)(B) of Regulation S-K.
Executive and Director Compensation, page 72

13.      We note your response to prior comment 5. Please revise the disclosure under
            Outstanding Equity Awards at Fiscal Year-End    on page 72 to
clarify whether any
         named executive officer held unexercised options, unvested stock, or equity incentive plan awards as of the end of the last completed fiscal year. Refer to Item 402(p)(1) of
         Regulation S-K.
Certain Relationships and Related Party Transactions
Related Party Transactions, page 73

14. Please revise to provide the complete disclosure called for by Item 404(d)(1) of
         Regulation S-K and Instruction 1 to Item 404 of Regulation S-K. In this regard, we note
 Lavell Juan Malloy, II
Brag House Holdings, Inc.
November 9, 2023
Page 4
      your statement that this section summarizes related party transactions when the amount
      involved exceeds the lesser of $120,000 or    1% of your total assets,
while Item 404(d)(1)
      indicates that this should be determined using the lesser of $120,000 or 1% of the average of your total year-end assets for the last two completed fiscal years. Instruction 1 to Item
      404 also indicates that this section should cover the period since January 1, 2020.
General

15. We note that you plan to offer Brag Bucks and Loyalty Tokens as digital assets for sale and/or distribution within the Brag House Platform. Please advise us how you will determine whether these digital assets are securities and add a risk factor or supplement an existing risk factor to disclose the risk that federal and state securities laws may apply to the distribution.
       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameLavell Juan Malloy, II
                                                            Division of
Corporation Finance
Comapany NameBrag House Holdings, Inc.
                                                            Office of Trade &
Services
November 9, 2023 Page 4
cc:       Daniel L. Woodard
FirstName LastName